UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42571

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Intercont (Cayman) Limited

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39 Ocean Drive Singapore
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

In connection with a meeting of holders of class A ordinary shares and an extraordinary general meeting of shareholders of Intercont (Cayman) Limited (the “Company”), attached hereto and incorporated by reference herein are Notice of Meetings of Shareholders and Proxy Statement and Form of Proxy Cards.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Meetings of Shareholders of Intercont (Cayman) Limited and Proxy Statement.
99.2	Form of Proxy Card for Use at the Meeting of Holders of Class A Ordinary Shares of Intercont (Cayman) Limited.
99.3	Form of Proxy Card for Use at the 2026 Extraordinary General Meeting of Shareholders of Intercont (Cayman) Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2026	Intercont (Cayman) Limited
	By:	/s/ Muchun Zhu
Muchun Zhu
Chief Executive Officer

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